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                                                                    EXHIBIT 20.1

Correction -- Resources Connection, Inc.
In the news release, Resources Connection, Inc. (Nasdaq: RECN) Announces Adoption of Stockholder Rights Plan, we are advised by the company that the date in the second sentence of the first paragraph should read "May 28, 2002" rather than "May 10, 2002" as originally issued inadvertently. Complete, corrected release follows:
Resources Connection, Inc. Announces Adoption of Stockholder Rights Plan COSTA MESA, Calif., May 10 -- Donald B. Murray, Chief Executive Officer of Resources Connection, Inc. (Nasdaq: RECN), announced today that its Board of Directors has adopted a stockholder rights plan to discourage abusive takeover tactics. The Rights will be issued as a dividend to stockholders of record on May 28, 2002. Generally, the plan provides that if a person or group acquires more than 15% of the Company's stock, holders of the Rights will be entitled to purchase the Company's stock at half of market value. The plan also provides that if the Company is acquired in a merger or other business combination after the acquiring person acquires more than 15% of the Company's stock, holders of the Rights will be entitled to purchase the acquirer's stock at half of market value. Subject to certain restrictions, the Company will be entitled to redeem the Rights for a nominal amount at any time until the close of business on the tenth day after the first date of public announcement that a 15% position in the Company has been acquired. Details will be mailed to stockholders of the Company on or about June 5, 2002. The Company said that the stockholder rights plan was not adopted in response to any specific effort to acquire control of the Company.
Resources Connection, Inc. is an international professional services firm that provides accounting and finance, human capital and information technology services on a project basis. Headquartered in Costa Mesa, California, the Company operates out of 43 offices domestically and four internationally. More information about the company is available at www.resourcesconnection.com.